June 23, 2025

Benjamin W. Jaenicke
Executive Vice President - Chief Financial Officer and Treasurer
CBL & Associates Properties, Inc.
2030 Hamilton Place Blvd., Suite 500
Chattanooga, TN 37421-6000

       Re: CBL & Associates Properties, Inc.
           Form 10-K for the year ended December 31, 2024
           Form 8-K Filed May 5, 2025
           File No. 001-12494
Dear Benjamin W. Jaenicke:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 8-K Filed May 5, 2025
Exhibit 99.1
Outlook and Guidance, page 4

1. Reference is made to your presentation of Outlook and Guidance information which includes 2025 Same-Center NOI. In future filings, please revise to provide a reconciliation, to the extent available without unreasonable efforts, of the differences between forward-looking Same-Center NOI and the most directly comparable GAAP financial measure. Reference is made to Item 10(e)(1)(i)(B) of Regulation S-K. To the extent you utilize the unreasonable efforts exception, please disclose reliance upon the exception, identifying the information that is unavailable, and its probable significance. Reference is made to Question 102.10(b) of the Compliance and
       Disclosure Interpretations on Non-GAAP Financial Measures.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments,
 June 23, 2025
Page 2

action or absence of action by the staff.

       Please contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction